Exhibit 99.2

25 September 2017

Mesoblast Limited - Director participation in recent entitlement offer

Attached are Change of Director’s Interest Notices for those directors who were eligible to participate in Mesoblast’s recently completed accelerated entitlement offer.

A Change of Director’s Interest Notice for Silviu Itescu, who participated in the accelerated institutional component of the entitlement offer, was released to the market on 6 September 2017.

Yours faithfully

Charlie Harrison

Company Secretary

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Mesoblast Limited
ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian Jamieson
Date of last notice	27 November 2015

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Held by trustee for Jamieson Pension Fund
Date of change	18 September 2017
No. of securities held prior to change

625,000 ordinary shares held as follows:

• 150,000 shares held directly; and

• 475,000 shares held indirectly.

*Note that 185,000 shares have been moved from a direct holding to an indirect holding since the last Appendix 3Y lodged by Mr Jamieson.

Class	Ordinary Shares
Number acquired	20,000 ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,000

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	645,000 ordinary shares held as follows: •150,000 shares held directly; and •495,000 shares held indirectly.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in entitlement offer announced on 25 August 2017.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3

Appendix 3Y

Change of Director’s Interest Notice

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 4

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Mesoblast Limited
ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Burns
Date of last notice	30 November 2015

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	18 September 2017
No. of securities held prior to change	28,000 ordinary shares 80,000 options
Class	Ordinary Shares
Number acquired	2,330
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,262

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 5

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	30,330 ordinary shares 80,000 options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in entitlement offer announced on 25 August 2017.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 6

Appendix 3Y

Change of Director’s Interest Notice

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 7

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Mesoblast Limited
ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donal O’Dwyer
Date of last notice	2 May 2017

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered holder Dundrum Investments Pty Ltd as trustee for O’Dwyer Family Trust
Date of change	18 September 2017
No. of securities held prior to change

255,912 options held as follows:

• 255,912 options held directly; and

• Nil options held indirectly.

875,730 Ordinary Shares held as follows:

• 555,912 shares held directly; and

• 319,818 shares held indirectly.

Class	Ordinary Shares
Number acquired	17,500
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24,500

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 8

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change

255,912 options held as follows:

• 255,912 options held directly; and

• Nil options held indirectly.

893,230 ordinary shares held as follows:

• 555,912 shares held directly; and

• 337,318 shares held indirectly.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in entitlement offer announced on 25 August 2017.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 9

Appendix 3Y

Change of Director’s Interest Notice

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 10

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity Mesoblast Limited
ABN 68 109 431 870

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael Spooner
Date of last notice	4 July 2011

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	18 September 2017
No. of securities held prior to change	1,059,000 ordinary shares held as follows: • 1,050,000 ordinary shares held directly; and • 9,000 ordinary shares held by Michael Spooner family trust.
Class	Ordinary Shares
Number acquired	10,000 ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,000

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 11

Appendix 3Y

Change of Director’s Interest Notice

No. of securities held after change	1,069,000 ordinary shares held as follows: • 1,060,000 ordinary shares held directly; and • 9,000 ordinary shares held by Michael Spooner family trust
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in entitlement offer announced on 25 August 2017.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 12

Appendix 3Y

Change of Director’s Interest Notice

If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 13